Exhibit 99.1

Buenos Aires, September 27, 2022

To the

Comisión Nacional de Valores República de Argentina (Argentinian National Securities Commission)

Ref.: Notice of Material Event

Dear Sirs,

We are writing to inform you that, on the date hereof, and in connection with the notice of material event filed on May 19, 2022, Grupo Financiero Galicia S.A. made an irrevocable contribution for an amount of AR$ 276,707,276.55, on account of future subscription of shares, that will allow Grupo Financiero Galicia S.A. to obtain a 15% equity interest in Agripay S.A.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com